February 12, 2021


VIA E-MAIL

Julie Collett, Esq.
Senior Director and Counsel
Equitable Financial Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

Re:      Equitable Financial Life Insurance Company
         Initial Registration Statement on Form S-3
         File No. 333-251414

         Equitable Financial Life Insurance Company of America
         Initial Registration Statement on Form S-1
         File No. 333-251416

Dear Ms. Collett:

        On December 17, 2020, you filed the above-referenced initial registration statements on
Form S-3 and Form S-1 on behalf of Equitable Financial Life Insurance Company and Equitable
Financial Life Insurance Company of America (the    Companies   ). Where a
comment is made
with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements. 1 Also, unless otherwise specified, comments apply to disclosure in both registration statements.

General

      1. Please confirm that all missing information, including all exhibits, will be filed in a pre-
         effective amendment to each registration statement. We may have further comments when you supply the omitted information.

      2. Please provide powers of attorney that relate specifically to each registration statement as required by Rule 483(b) of the Securities Act of 1933.



1Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page numbering refers to the Form S-3 registration statement unless otherwise indicated.
 Julie Collett, Esq.
February 12, 2021
Page 2 of 9

   3. The prospectus supplement describing how the Market Stabilizer Option (
MSO   )
      interrelates with the other provisions of the variable life insurance policy is potentially confusing for investors, and requires a side-by-side comparison of its reading with the corresponding Form N-6 prospectus. In accordance with plain English principles, please eliminate the supplement and confirm that all relevant MSO disclosures therein will be described in the Form N-6 prospectus.

Cover Page

   4. The prospectus describes a new policy. Accordingly, please remove the statement that the prospectus supersedes all prior prospectuses.

   5. Please indicate on the cover page the name of each variable life insurance policy to which the prospectus relates. If there is only one such policy, then please revise the references
      throughout the prospectus to    policies,       appropriate variable life
insurance policy
      prospectus,       certain variable life insurance policies,       if your
policy allows,    etc. If
      there are multiple policies, then please clarify throughout the prospectus the material variations in the terms of the MSO for each such policy rather than using vague language
      such as    for certain variable life insurance policies.

   6. To more clearly explain up front that the MSO is an investment option under the policy that provides an opportunity to earn interest credited by the Company based in part on the performance of the S&P 500 Price Return Index over a one-year period, please move the
         What is the Market Stabilizer Option    discussion to precede the
discussion of the terms
      associated with the Market Stabilizer Option.

   7. Please clarify in the third bullet and throughout the prospectus that the owner bears the risk of potential loss of principal and previously credited interest with respect to investments in the MSO.

   8. In the fourth bullet, please briefly specify each type of distribution that triggers an Early
      Distribution Adjustment and loss of Index performance (e.g., surrenders, loans, etc.).

   9. Please state that index-linked investment options such as the MSO are complex insurance and investment options, and investors should speak with a financial professional about
      the MSO   s features, benefits, risks, and fees, and whether the MSO is appropriate for the
      investor based upon his or her financial situation and objectives.

   10. Please state that the Company   s obligations under the MSO are subject
to its
       creditworthiness and claims paying ability.

   11. When stating in the penultimate paragraph that transfers are not permitted into or out of a
       Segment prior to the Segment Maturity Date, please also state that partial withdrawals are similarly not permitted.
 Julie Collett, Esq.
February 12, 2021
Page 3 of 9

Contents of this Prospectus

   12. Please provide a reasonably detailed table of contents (e.g., list the subsections of
          Description of the Market Stabilizer Option   ). Item 502(b) of
Regulation S-K.

Definitions (pages 5-6)

   13. Please provide a definition for    Early Distribution    to specify each
deduction from
       Segment Account Value during a Segment Term that triggers an Early Distribution
       Adjustment and loss of Index performance (e.g., surrenders, loans, etc.). Please revise the prospectus where appropriate to include this defined term. Please also disclose if payment of the death benefit is considered to be an early distribution, and if not, please explain, where appropriate in the prospectus, how the index-linked return is calculated if death occurs prior to the Segment Maturity Date. Please also explain that transfers and partial withdrawals are not permitted during a Segment Term, and therefore are not considered to be early distributions.

   14. The first two sentences of the Segment Maturity GIO Limitation definition are redundant; please revise.

Fee Table Summary (page 7)

   15. Please provide the guaranteed maximum charges in the table more prominently than the current non-guaranteed charges (i.e., switch the two columns so that the guaranteed maximum charges are disclosed first).

   16. The Variable Index Benefit Charge, both current and guaranteed, is
0.00%.
       Accordingly, there is no such charge imposed on policy owners, and all references to the Variable Index Benefit Charge should be removed from the prospectus. If the
       Companies choose to assess such a charge for future sales, they may do so in a future amendment to each registration statement.

   17. Please include in the fee table the mortality and expense risk charge, which is assessed on
       MSO Segment Account Value and amounts in the MSO Holding Account. Please move the disclosure in the last paragraph to a footnote that corresponds to the mortality and expense risk charge line item. Please also state in the footnote that amounts in the MSO
       Holding Account reflect fees and expenses of the EQ/Money Market
Portfolio.

   18. Separate from the fee table, please include a summary of the material features of the
       MSO, including a brief description of (a) the Index, the Segment Term, the Downside
       Protection and Growth Cap Rate (including when each are reset and how the minimum
       Growth Cap Rate works), and the Early Distribution Adjustment; (b) how policy owners may make withdrawals and transfers to other investment options; and (c)
the Company   s
       right to change or discontinue an index, and how index performance will be calculated if this occurs. Please also include a prominent statement that in the event of an early distribution, the Early Distribution Adjustment will result in a loss of principal and
 Julie Collett, Esq.
February 12, 2021
Page 4 of 9

       previously credited interest even if the Index has experienced positive performance since the Segment Start Date, and that this loss may be substantial. Item 3 of Forms S-1 and S-
       3; Item 503(a) of Regulation S-K.

Risk Factors (pages 8-10)

  19. Please provide a risk factor stating that because the Company relies on a single point in time to calculate the Index return, an investor may experience a negative return even if the
      Index has experienced gains through some, or most, of the Segment Term. Please also include this disclosure in the summary (see staff comment 18 above).

   20. In the first risk factor, please state that an investor could lose 90% of principal which includes any previously credited interest.

   21. After listing in the fourth risk factor the negative consequences that apply to early removals from a Segment, please state that surrender charges and tax consequences could also apply.

   22. When stating in the fourteenth risk factor that the Company reserves the right to implement a Segment Maturity GIO Limitation, please clarify that this means a limitation on the amount that may be allocated to the guaranteed interest option.

   23. In the third risk factor on page 9, which states that if a minimum Growth Cap Rate is not specified, account value could be transferred to a Segment with a lower Growth Cap
       Rate than desired, please also state that if a minimum has been specified, account value could remain uninvested in the MSO Holding Account until the next Segment, if any, where the Growth Cap Rate is at or above the minimum specified by the investor.

   24. The risk factors discussion includes bullet points that explain procedural restrictions on certain policy riders if the MSO is elected (e.g., under the Living Benefits Rider, cash surrender value on lien will be transferred to the Unloaned GIO if the owner allocates to the MSO; the Enhanced Death Benefit Guarantee must be terminated prior to allocating to the MSO), but do not describe principal risks associated with the MSO. Please move this disclosure to a separate section of the prospectus that describes how policy riders are impacted if amounts are invested in the MSO.

       Please also confirm supplementally that all disclosures describing the impact of the MSO on policy riders are also included in the variable life insurance prospectus(es) filed on
       Form N-6.

   25. The risk factors include references to the Extended No Lapse Guarantee Rider and the
       Paid-Up Death Benefit Guarantee, despite the disclosure in the prospectus supplement stating that these two riders are not offered under the policy. If true, please remove all disclosures in the prospectus describing these riders.
 Julie Collett, Esq.
February 12, 2021
Page 5 of 9

   26. In place of the numerous risk factors that discuss, with varying specificity, the impact of an MSO election on the Policy Continuation Rider, Long-Term Care Services Rider, and
       Paid Up Death Benefit Guarantee, please provide one risk factor that states that upon exercise of any of these riders, the MSO will no longer be available, and that any
       Segments with Segment Account Value will be terminated, the Segment Account Value will be subject to an Early Distribution Adjustment, and the owner will forfeit any positive Index performance that could otherwise have been earned. Please also clarify where the Segment Account Value will be reallocated under the policy.

   27. Please confirm supplementally that the penultimate risk factor in the Form S-3 prospectus, referencing an enhanced death benefit guarantee, and the last risk factor in the Form S-3 prospectus, referencing riders that may result in face amount increases, are not included in the Form S-1 prospectus because such riders are not offered with the variable life insurance policy(ies) to which the Form S-1 prospectus relates. Further, where appropriate in the Form S-3 prospectus (and, if applicable, the Form S-1
       prospectus), please describe the    face amount increases    provision
of the MSO rider
       referenced in the last bullet.

Description of the Market Stabilizer Option     MSO Holding Account (page 11)

   28. Please revise the third sentence in the first paragraph to state that the MSO Holding
       Account has the same rate of return and is subject to the same underlying portfolio operating expenses and same mortality and expense risk charges as the EQ/Money
       Market variable investment option.

   29. In the second paragraph, please clarify in the third sentence that the 3rd Friday of June is the Segment Start Date.

Description of the Market Stabilizer Option     Segments (pages 11-12)

   30. There are five conditions that must be met in order for amounts to be transferred from the
       MSO Holding Account into a new Segment, the last one being a possible limit on the total amount that may be allocated to the Segments. Please specify this limit here and in
       the    Right to Discontinue and Limit Amounts Allocated to the MSO
section of the
       prospectus.

Description of the Market Stabilizer Option     Segment Maturity (page 12)

   31. When describing the three options from which to choose when a Segment is maturing,
       please clarify the reference to the    Segment Maturity GIO    in the
third option.

Description of the Market Stabilizer Option     Growth Cap Rate (page 12)

   32. Please move the fourth paragraph, and copy the relevant portions of the fifth paragraph,
       to a separate section titled    Downside Protection,    and more clearly
disclose that the
       Downside Protection will never decrease below -10%.
 Julie Collett, Esq.
February 12, 2021
Page 6 of 9

       The fourth paragraph states that policy owners will be notified in advance of any increase in Downside Protection, and may decline to participate in any Segment that reflects such an increase. While an increase in Downside Protection could result in a lower Growth
       Cap Rate, policy owners will not be informed in advance as to what this rate will be.
       Moreover, policy owners will have already specified the minimum Growth Cap Rate that they find acceptable. Accordingly, please explain supplementally why policy owners will be given a choice to decline an increase in Downside Protection, which would only serve to benefit them.

   33. In the sixth paragraph, please disclose whether policy owners may change the minimum acceptable Growth Cap Rate after it has been established, and if so, how they may do so.
       Please also clarify whether the formula used to determine the minimum Growth Cap Rate that must be met to transfer into a Segment assumes the current or the guaranteed
       Variable Index Segment Account charge. Similarly, please revise the hypothetical example in the penultimate paragraph to reflect either the current (0.40%) or guaranteed
       (1.65%) Variable Index Segment Account charge rate.

Description of the Market Stabilizer Option     Index-Linked Return (page 13)

   34. Please state that the example assumes Downside Protection of -10%, and that no early distributions have occurred during the Segment Term.

   35. The example assumes a Growth Cap Rate of 15%. Please confirm supplementally that the Growth Cap Rate and other assumptions reflected here, and in all examples throughout the prospectus (including Appendix: Early Distribution Adjustment
       Examples), are reasonable in light of current and anticipated market conditions.

   36. Please revise the first three paragraphs following the example to correspond to the example. For example, the second sentence in the first paragraph would describe an increase in the Index of 25% or 50%, rather than 20%, and the third sentence would describe an increase of 10% rather than 13%.

   37. Please delete the sixth through eleventh paragraphs in this section (i.e., everything after the third paragraph following the example, other than the last paragraph of the section), as this information is redundant with earlier prospectus disclosure, not relevant to the calculation of the index-linked return, and obscures the index-linked return disclosure.

Description of the Market Stabilizer Option     Charges (page 14)

   38. Please disclose that amounts in the MSO Holding Account reflect fees and expenses of the EQ/Money Market Portfolio, which are described in the prospectuses for the variable life insurance policy and the EQ/Money Market Portfolio.
 Julie Collett, Esq.
February 12, 2021
Page 7 of 9

Description of the Market Stabilizer Option - How We Deduct Policy Monthly
Charges
During a Segment Term (page 15)

   39. (Form S-3 Prospectus Only) In the second sentence of the first paragraph, please define
       the reference to the    GIA.    Please also confirm supplementally that
the disclosure
       regarding the Corporate Owned IncentiveLife and COIL Institutional Series policies is not applicable to the Form S-1 prospectus.

Description of the Market Stabilizer Option     Early Distribution Adjustment
(pages 15-17)

   40. Please make more prominent the first sentence of the third paragraph.

   41. Under Important Considerations, please state that surrender charges and tax consequences also could apply to early distributions.

Description of the Market Stabilizer Option     Transfers (page 17)

   42. Please state that the Company does not impose the policy   s $25
transfer charge on
       transfers into or out of the MSO.

   43. Please disclose that in order to transfer account value to the MSO, there must be sufficient funds remaining in the guaranteed interest option following the transfer to cover the Charge Reserve Amount.

Cash Surrender Value, Net Cash Surrender Value, and Loan Value (page 18)

   44. Please remove the cross-reference to the base variable life insurance policy prospectus for an explanation of cash surrender value and net cash surrender value, and define such terms in the MSO prospectus.

Description of the Market Stabilizer Option     Loans (page 18)

   45. The maximum loan spread (i.e., the difference between the interest charged on policy loans from the MSO Segments and the interest credited on amounts held as collateral) is
       5%. Please disclose the maximum interest rates charged and credited in connection with a
       Segment loan and how such rates are determined.

Description of the Market Stabilizer Option - Segment Maturity GIO Limitation (page 19)

   46. The prospectus describes a new policy. Accordingly, please remove the reference to
       November 18, 2013 with respect to when the Companies determined not to exercise the
       Segment Maturity GIO Limitation. Moreover, if the Companies are not going to be exercising the Segment Maturity GIO Limitation at any time, then please remove all references to this limitation in the prospectus.
 Julie Collett, Esq.
February 12, 2021
Page 8 of 9

Description of the Market Stabilizer Option - Right to Discontinue and Limit Amounts
Allocated to the MSO (page 19)

   47. (Form S-3 Prospectus Only) Please clarify in the disclosure whether the last paragraph of this section applies to all policies or only to the Corporate Owned IncentiveLife and
       COIL Institutional Series policies. Please also confirm supplementally that the last two paragraphs of this section are not applicable to the Form S-1 prospectus. Finally, please
       clarify what is meant by    fund transfer    in the last paragraph.

Distribution of the Policies (page 21)

   48. Please identify the principal underwriter(s). Item 8 of Forms S-1 and S-3; Item 508(a) of
       Regulation S-K.

Incorporation of Certain Documents by Reference (p. 22)

   49. (Form S-3 Prospectus Only) Please be sure to incorporate by reference into the prospectus all reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange
       Act of 1934 since the end of the fiscal year covered by the annual report on Form 10-K.
       Item 12(a)(2) of Form S-3.

Appendix: Early Distribution Adjustment Examples

   50. In footnote 3 to the first set of hypothetical examples, the Form S-1 prospectus states that the examples assume implied volatility of 25%, whereas the Form S-3 prospectus states that this assumption is 10%. As the examples are otherwise the same in both prospectuses, please reconcile this variation.

Appendix: Policy/Rider Variations

   51. (Form S-1 Prospectus Only) Please remove this appendix (and all related cross-
       references), as the suspension of the Guaranteed Interest Option Limitation does not vary among policies.

Appendix: Impact of MSO Election on Other Policy Riders and/or Services

   52. (Form S-3 Prospectus Only) We note that most of the information included in this appendix is described in the Risk Factors section of the prospectus. Moreover, while several disclosures in the prospectus cross-reference to this appendix, the appendix does not provide any further information with respect to such disclosures. For example, the definition of Segment Maturity GIO Limitation on page 6 provides a cross-reference to this appendix, but the appendix does not provide any information on the Segment
       Maturity GIO Limitation. Please delete this appendix (and all related cross-references), and ensure that all information therein is disclosed in a section of the prospectus that describes all material impacts to the policy riders if amounts are invested in the MSO. See also staff comment 24.
 Julie Collett, Esq.
February 12, 2021
Page 9 of 9

Part II

   53. Please revise the exhibit list so as not to incorporate by reference to
  this    registration
       statement (i.e., these are initial registration statements and do not have prior amendments from which to incorporate).

   54. (Form S-3 Prospectus Only) Please explain supplementally the purpose of
Exhibit 1(h).

                                             ********
        Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

         Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Companies and their underwriters must request acceleration of the effective date of the registration statements.

       In closing, we remind you that the Companies are responsible for the accuracy and adequacy of their disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

                                                                     Sincerely,

                                                                     /s/
Elisabeth Bentzinger

                                                                     Elisabeth
Bentzinger
                                                                     Senior
Counsel


cc: Andrea Ottomanelli Magovern
    Sally Samuel